VANTONE REALTY CORPORATION

12520 Westheimer #139

Houston, Texas 77077

April 20, 2012

Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Ms. Chambre Malone & Ms. Pamela Long

Re: Vantone Realty corporation

S-1 Registration Statement

File No: 333-179302

Dear Ms. Malone & Ms. Long,

Please accept this as a formal written request to accelerate the effectiveness of the above captioned Registration Statement on Form S-1.

 Notwithstanding, the comments of the Commission, we acknowledge that:

▪	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing ;

▪	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

▪	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

We would request that the Registration Statement be declared effective as of 4:00 p.m., eastern standard time, as of Wednesday, April 25, 2012, or as soon thereafter as practicable.

Sincerely,

/s/ Tian Su Hua

CEO/CFO